UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549
FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2005

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to ________________

Commission File Number: 1-14465

IDAHO POWER COMPANY
EMPLOYEE SAVINGS PLAN

(Full title of Plan)

IDACORP, Inc.
1221 W. Idaho Street
Boise, ID  83702-5627

(Name of issuer and address of principal executive office)

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS AND EXHIBITS:
Page
Financial Statements of the Idaho Power Company
Employee Savings Plan as of and for the Years Ended
December 31, 2005 and 2004:

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-10

Supplemental Schedule as of December 31, 2005:

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held
at End of Year)	11-12

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security
Act of 1974 have been omitted because they are not applicable.

Signatures	13

Exhibits:

Index	14

23	Consent of Independent Registered Public Accounting Firm	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the
Idaho Power Company Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Idaho Power Company Employee Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the 2005 basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Boise, Idaho
June 19, 2006

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004

INVESTMENTS (Note 3):	$230,884,141	$214,854,604

RECEIVABLES:
Participant contributions	345,499	322,253
Employer contributions	148,408	141,105
Total receivables	493,907	463,358

NET ASSETS AVAILABLE FOR BENEFITS	$231,378,048	$215,317,962

See notes to financial statements.

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004

CONTRIBUTIONS:
Participant contributions	$10,131,196	$8,257,194
Employer contributions	4,069,669	3,538,591

Total contributions	14,200,865	11,795,785

INVESTMENT INCOME:
Net appreciation in fair value of
investments (Note 3)	1,735,613	11,496,522
Dividends and interest	8,996,688	6,140,804

Net investment income	10,732,301	17,637,326

DEDUCTIONS:
Benefits paid to participants	8,866,894	9,675,373
Administrative expenses	6,186	9,145

Total deductions	8,873,080	9,684,518

INCREASE IN NET ASSETS	16,060,086	19,748,593

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	215,317,962	195,569,369

End of year	$231,378,048	$215,317,962

See notes to financial statements.

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004

1.     DESCRIPTION OF THE PLAN

The following brief description of the Idaho Power Company Employee Savings Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan Document for more complete information.

General - The Plan is a defined contribution plan covering all employees (full-time, part-time and temporary) of IDACORP, Inc. (IDACORP) and its participating subsidiaries (the Company), including Idaho Power Company (the Plan's Sponsor and the Plan Administrator), as allowed under Section 401(k) of the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The Plan Administrator's Fiduciary Committee controls and manages the operation and administration of the Plan.  On January 1, 2005 Mercer Trust Company (Mercer) replaced Putnam Trust Company as the trustee of the Plan.  The two companies are owned by the same parent company, Marsh & McLennan.  The transition resulted from Marsh & McClennan's separation of its investment management services (Putnam) from its plan administrative services (Mercer).  As of December 31, 2005, there were 1,539 employees contributing to the Plan and 1,997 total participants (including inactive participants as defined by the Plan).

Effective January 1, 1998, the Plan was amended and restated.  This amendment and restatement converted the Plan into a combined 401(k) and employee stock ownership plan, which allows participants the option of obtaining distributions in the form of cash or common stock of IDACORP. Employees are eligible to participate in the Plan as of their hire date, although matching contributions require the completion of 12 months of employment.  The Plan was amended April 1, 2006, and effective that date employees will be eligible to receive matching contributions as of their hire date.  Matching contributions will vest upon completion of twelve months of employment.  The amended and restated plan also allows the Plan Administrator to distribute the quarterly dividend on shares of IDACORP stock (the dividend pass-through feature) to electing participants in the Plan.

Contributions - Eligible employees may participate in the Plan by contributing to the Savings Feature (after-tax) or to the Deferred Feature (before-tax) of the Plan.  The participant may elect to contribute to either or both features up to 100 percent of base compensation, as defined in the Plan, subject to certain IRC limitations.  Following the April 1, 2006 amendment, employees will also be permitted to contribute after-tax dollars to a Roth 401(k) Feature.  The Company makes a contribution for the participant in an amount equal to 100 percent of the participant's first two percent of base compensation contributed to the Plan and 50 percent of the next four percent of base compensation contributed to the Plan.  Participant contributions in excess of six percent of base compensation are not matched by the Company.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers 45 mutual funds and IDACORP common stock as investment options for participants.  A self-directed brokerage account is also available to allow participants to select investment options not specifically offered by the Plan.

Vesting - All contributions made prior to April 1, 2006 are fully vested and nonforfeitable at all times.  For contributions made after April 1, 2006, the match portion is vested only for participants that have completed twelve months of service.

Payments of Benefits and Withdrawals - Participants may withdraw elective deferrals under the hardship provision of the Plan while still employed by the Company.  Employees participating in the Plan may withdraw employee after-tax contributions from the Savings Feature at any time upon request.  No early withdrawals are permitted from the Roth 401(k) Feature.  On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's interest in his or her account, or initiate partial withdrawals up to the participant's interest from his or her account.  For termination of service for other reasons, a participant with a balance less than $1,000 will automatically receive a distribution of his or her account balance.  Participants with $1,000 or more in their accounts may leave their interest in the Plan or receive a lump sum distribution.  Following the April 1, 2006 amendment, terminated or retired participants may also elect to receive distribution payments in monthly, quarterly, semi-annual or annual installments.

Participant Loans - Under certain circumstances participants may borrow against their account balances.  Loans are limited to 50 percent of the participant's account balance, with a maximum outstanding loan balance of $50,000.  The interest rate on participant loans is set at the prime rate on the first business day of the month in which the loan is requested, plus one percent.  The interest rate determined will remain fixed through the duration of the loan.  All loans must be repaid within five years except for loans for the purchase of a primary residence, which have a maximum repayment period of ten years.  Principal and interest is paid through payroll deductions.  Loans from the Roth 401(k) Feature are not permitted.

Participant Accounts - Individual accounts are maintained for each Plan participant.  Each participant's account is credited with the participant's contribution, the Company's matching contribution and Plan earnings and is charged with withdrawals and an allocation of Plan losses.  Gains and losses on investments are allocated to participants' accounts based upon relative fund account balances at regular valuation dates specified by the trustee of the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.  The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits - Benefit payments to participants are distributed and recorded on the day of request.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value and quoted market prices are used to value investments.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan's Sponsor, as provided in the Plan Document.  Plan participants who have a brokerage account pay an administrative expense of $25 per quarter.

3.     INVESTMENTS

The Plan's investments that represent five percent or more of the Plan's net assets available for benefits as of December 31 were as follows:

2005
IDACORP, Inc. Common Stock	$51,073,743
Vanguard Institutional Index Fund	26,944,797
Dodge & Cox Income Fund	22,698,702
Putnam Money Market Fund Class A	18,513,173
T. Rowe Price Equity Income Fund	15,686,371
Harbor Capital Appreciation Fund	13,055,086
Allianz NFJ Small-Cap Value Fund	12,278,416

2004
IDACORP, Inc. Common Stock	$55,452,415
Vanguard Institutional Index Fund	26,605,441
Dodge & Cox Income Fund	19,755,213
Putnam Money Market Fund Class A	16,572,259
T. Rowe Price Equity Income Fund	13,840,323
PIMCO NFJ Small-Cap Value	11,434,747

During the years ended December 31, 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2005	2004
Mutual Funds - Blend	$2,200,170	$4,038,439
Mutual Funds - Growth	3,017,472	2,528,245
Mutual Funds - Income	(569,153)	(11,830)
Mutual Funds - Value	(662,404)	3,946,266
Brokerage Securities	(3,178)	26,085
Common Stock	(2,247,294)	969,317

	$1,735,613	$11,496,522

4.    PLAN TERMINATION

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would immediately become 100 percent vested in their accounts.

5.     FEDERAL INCOME TAX STATUS

The Company received a determination letter, dated August 1, 2001, from the Internal Revenue Service stating that the Plan, as amended, is qualified under Sections 401 and 501 of the IRC.  The Plan has been amended since receiving the determination letter; however, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt.  Participants in a qualified plan are not subject to income taxes on Company contributions or dividend income allocated to their accounts until a distribution is made from the Plan.  Therefore, no provision for income taxes has been included in the Plan's financial statements.  Dividends paid under the dividend pass-through feature (Note 1) are considered taxable income to the participant in the year received.

6.     RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Putnam Investments, which is owned by the parent company of Mercer.  Mercer is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2005 and 2004, the Plan held 1,743,131 and 1,813,949 shares, respectively, of common stock of IDACORP, Inc., the parent company of the sponsoring employer, with a cost basis of $48,565,364 and $50,299,595, respectively.

During the years ended December 31, 2005 and 2004, the Plan recorded dividends received from IDACORP of $2,136,805 and $2,351,923, respectively.

7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2005	2004

Net assets available for benefits per the
financial statements	$231,378,048	$215,317,962

Deemed distributions to participants	(80,765)	(59,918)

Net assets available for benefits per
the Form 5500	$231,297,283	$215,258,044

The following is a reconciliation of total deductions per the financial statements to the Form 5500:

Year ended
December 31, 2005

Total deductions per the financial statements	$8,873,080

Add: Deemed distributions to participants at
December 31, 2005	80,765
Less: Deemed distributions to participants at
December 31, 2004	(59,918)

Total expenses per the Form 5500	$8,893,927

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

			(d)	(e) Current
(a)	(b) Identity of Issue	(c) Description of Investment	Cost**	Value
*	Putnam Investments	Putnam Bond Index Fund		$2,989,224
*	Putnam Investments	Putnam Small Cap Value		2,716,498
	AIM Investments	AIM Small Cap Growth Fund		3,779,098
*	Putnam Investments	Putnam Capital Opportunities Fund		719,732
	Brokerage Account	Brokerage Securities		2,406,889
	Dimensional Fund Advisors	Dimensional International Value Fund		1,856,863
*	Putnam Investments	Putnam Small Cap Growth Fund Class Y		2,547,400
*	Putnam Investments	Putnam Money Market Fund Self-Directed
		Brokerage		435,656
*	Putnam Investments	Putnam International Growth & Income Fund Class Y		72,871
	Harbor Fund	Harbor Capital Appreciation Fund		13,055,086
*	Putnam Investments	Putnam Research Fund		134,340
*	Putnam Investments	Putnam Health Sciences Trust Class Y		579,793
*	Putnam Investments	Putnam American Government Income Fund		338,502
	Pimco Allianz Investments	Allianz NFJ Small-Cap Value Fund		12,278,416
	Vanguard	Vanguard Balanced Index Fund Admiral Shares		3,089,694
*	Putnam Investments	Putnam Balanced Portfolio Class Y		4,489,965
*	Putnam Investments	Putnam New Value Fund		1,228,656
	Causeway Funds	Causeway International Value Fund		5,259,159
	T. Rowe Price	T. Rowe Price Equity Income Fund		15,686,371
	Artisan Funds	Artisan International Fund		5,249,020
	Dodge & Cox Funds	Dodge & Cox Income Fund		22,698,702
	Vanguard	Vanguard Institutional Index Fund		26,944,797
*	Putnam Investments	Putnam Discovery Growth Fund Class Y		178,157
*	Putnam Investments	Putnam Diversified Income Trust Class Y		481,440
*	Putnam Investments	Putnam OTC & Emerging Growth Fund Class Y		6,137,881
*	Putnam Investments	Putnam International Equity Fund Class Y		9,161,899
*	Putnam Investments	Putnam Investors Fund		1,522,552
*	Putnam Investments	Putnam Growth Opportunities Fund		50,570
*	Putnam Investments	Putnam Equity Income Fund		2,466,455
*	Putnam Investments	Putnam High Yield Trust Y		711,831
*	Putnam Investments	Putnam Classic Equity Fund Class Y		94,834
*	Putnam Investments	Putnam Convertible Income - Growth Y		81,194
*	Putnam Investments	Putnam International Voyager Y		860,997
*	Putnam Investments	The George Putnam Fund of Boston Class Y		454,506
*	Putnam Investments	Putnam Fund for Growth & Income Class Y		32,427
*	Putnam Investments	Putnam Global Equity Fund Class Y		237,606
*	Putnam Investments	Putnam Income Fund Class Y		560,993
*	Putnam Investments	Putnam New Opportunities Fund		199,514
*	Putnam Investments	Putnam Voyager Fund Class Y		3,558,030
*	Putnam Investments	Putnam Vista Fund Class Y		408,555
*	Putnam Investments	Pending Account		2,993
*	Putnam Investments	Putnam Capital Appreciation Fund Class A		322,118
*	Putnam Investments	Putnam Global Income Trust Class A		326,318
*	Putnam Investments	Putnam Europe Equity Fund		53,835
*	Putnam Investments	Putnam Global Natural Resources Fund		2,047,501

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

			(d)	(e) Current
(a)	(b) Identity of Issue	(c) Description of Investment	Cost**	Value

*	Putnam Investments	Putnam International New
		Opportunities Fund Class A		$372,029
*	Participant Loans	Participant Loans		2,117,977
*	IDACORP, Inc.	Common Stock		51,073,743
*	Putnam Investments	Putnam Money Market Fund Class A		18,513,173
*	Putnam Investments	Putnam Utility Growth & Income
		Fund Class A		298,281

				$230,884,141

*Denotes a permitted party-in-interest with respect to the Plan

**Cost information is not required for participant-directed investments and,
	therefore, is not included.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, Idaho Power Company, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Idaho Power Company
Employee Savings Plan

By:  /s/ Darrel T. Anderson

Idaho Power Company, as Plan Administrator, by Darrel T. Anderson, Chief Financial Officer

Date:  June 28, 2006

EXHIBIT INDEX

		Sequentially
Exhibit Number	Exhibit	Numbered Page

23	Consent of Independent
	Registered Public Accounting Firm	15

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-104254 of IDACORP, Inc. on Form S-8 of our report dated June 19, 2006, appearing in this Annual Report on Form 11-K of the Idaho Power Company Employee Savings Plan for the year ended December 31, 2005.

DELOITTE & TOUCHE LLP

Boise, Idaho
June 19, 2006